UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OCZ Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.0025 par value per share

(Title of Class of Securities)

67086E204

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67086E204
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIM Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,400,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,400,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.58%**
12	TYPE OF REPORTING PERSON IA

*	Beneficial ownership as of December 31, 2009. Between December 31, 2009 and the date hereof, CIM Investment Management Limited sold an aggregate of 45,000 shares of Common Stock and currently holds approximately 5.12% (based on 26,460,014 shares of Common Stock outstanding as of March 24, 2010) of the outstanding shares of the issuer.
**	Based on 21,278,642 shares of Common Stock outstanding as of January 14, 2010 as set forth in the Company’s Form 10-Q for the quarterly period ended November 30, 2009.

Page 2 of 5 pages

Explanatory Note

The reporting person held more than 5% of the issuer’s common stock, par value $.0025 per share (the “Common Stock”), as of December 31, 2009. However, prior to the filing of this Schedule 13G, the reporting person disposed of an aggregate of 45,000 shares of the issuer’s Common Stock. As of April 7, 2010, the reporting person held 1,355,000 shares of the issuer’s Common Stock, or approximately 5.12% (based on 26,460,014 shares of Common Stock outstanding as of March 24, 2010) of the outstanding shares of the issuer’s Common Stock.

Item 1.

(a)	Name of Issuer

OCZ Technology Group, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

6373 San Ignacio Avenue

San Jose, California 95119

Item 2.

(a)	Name of Person Filing

CIM Investment Management Limited

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of CIM Investment Management Limited is British Columbia House, 1 Regent Street, London, United Kingdom SW1Y4NS.

(c)	Citizenship

CIM Investment Management Limited is a company incorporated in the United Kingdom.

(d)	Title of Class of Securities

Common Stock, $0.0025 par value per share

(e)	CUSIP Number

67086E204

Item 3.	This statement is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)	As of December 31, 2009, CIM Investment Management Limited, in its capacity as an investment adviser, may be deemed to beneficially own 1,400,000 shares of the Company which are held of record by clients of CIM Investment Management Limited.

Between March 30 and April 7, 2010, the reporting person disposed of an aggregate of 45,000 shares of the issuer’s Common Stock and currently holds 1,355,000 shares or approximately 5.12% (based on 26,460,014 shares of Common Stock outstanding as of March 24, 2010) of the issuer’s outstanding Common Stock.

(b)	Percent of class:

(i)	As of December 31, 2009, CIM Investment Management Limited may be deemed to beneficially own 6.58% (based on 21,278,642 shares of Common Stock outstanding as of January 14, 2010 as set forth in the Company’s Form 10-Q for the quarterly period ended November 30, 2009) of the outstanding Common Stock of the Company.

Between March 30 and April 7, 2010, the reporting persons disposed of an aggregate of 45,000 shares of the issuer’s Common Stock and currently hold approximately 5.12% (based on 26,460,014 shares of Common Stock outstanding as of March 24, 2010) of the issuer’s outstanding Common Stock.

(c)	Number of shares as to which the person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, shared power to dispose or to direct the disposition of:

(i)	As of December 31, 2009, CIM Investment Management Limited may be deemed to have sole power to vote or to direct the vote and to dispose or direct the disposition of 1,400,000 shares of Common Stock.

Between March 30 and April 7, 2010, the reporting person disposed of an aggregate of 45,000 shares of the issuer’s Common Stock and currently holds 1,355,000 shares of the issuer’s outstanding Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock as to which this Schedule is filed by CIM Investment Management Limited, in its capacity as investment adviser, are owned by clients of CIM Investment Management Limited. Those clients have the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Common Stock. No such client is known to have such right or power with respect to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7th, 2010

CIM INVESTMENT MANAGEMENT LIMITED

By:	/S/ ASHLEY RETTER
Name:	Ashley Retter
Title:	Middle Office Manager

Page 5 of 5 pages